UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 13, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Capricor Therapeutics, Inc.

File No. 1-34058 - CF#30939

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Capricor Therapeutics, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 31, 2014.

Based on representations by Capricor Therapeutics, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.31	through June 21, 2016
Exhibit 10.32	through December 20, 2023
Exhibit 10.33	through December 20, 2023
Exhibit 10.34	through December 20, 2023
Exhibit 10.35	through November 14, 2023
Exhibit 10.36	through December 30, 2023
Exhibit 10.37	through December 27, 2023
Exhibit 10.38	through February 1, 2018
Exhibit 10.39	through February 1, 2018
Exhibit 10.41	through July 1, 2015
Exhibit 10.42	through July 1, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kevin M. O'Neill
Deputy Secretary